Limited Liability Company Agreement

Of

Race Car Monks Movie

This Limited Liability Company Agreement ("Agreement") of **[Race Car Monks Movie]** (the "Company"), is effective as of ____April 16_____, 2025_ (the "Effective Date"), and is entered into by and between the Company and **Brian Shields**, as the sole member of the Company (the "Member").

WHEREAS, the Company was formed as a limited liability company on **April 16, 2025** by the filing of a Certificate of Formation with the Secretary of State of the State of Florida pursuant to and in accordance with the Florida Limited Liability Company Act, as amended from time to time (the "LLC Act"); and

WHEREAS, the Member agrees that the membership in and management of the Company shall be governed by the terms set forth herein.

NOW, THEREFORE, the Member agrees as follows:

1.   Name. The name of the Company is Race Car Monks Movie

2.   Purpose. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be formed under the LLC Act and to engage in any and all activities necessary or incidental thereto.

3.   Principal Office; Registered Agent.

        (a)   Principal Office. The location of the principal office of the Company shall be **11684 Olde Mandarin Rd. Jacksonville, FL 32223**, or such other location as the Member may from time to time designate.

        (b)   Registered Agent. The registered agent of the Company for service of process in the State of Florida shall be Brian Shields. (the "Registered Agent").

4.   Members.

        (a)   Initial Member. The Member owns one hundred percent (100%) of the membership interests in the Company. The name, address, and email address of the Member are set forth in the Schedule of Members, set forth as Exhibit A. The Member may amend his, her, or its address or email address in Exhibit A without such amendment being deemed an amendment of this Agreement.

        (b)   Additional Members. One or more additional members may be admitted to the Company with the written consent of the Member. At or prior to the admission of any such additional members to the Company, the Member shall amend this Agreement to make such changes as the Member shall determine are needed to reflect the fact that the Company shall have such additional members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

        (c)   Membership Interests; Certificates. The Company may, but need not, issue any certificates to evidence ownership of the membership interests.

5.   Management.

        (a)   Authority; Powers and Duties of the Member. The Member shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action taken by the Member on the Company's behalf shall constitute the act of and shall serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of the Member as set forth in this Agreement. The Member shall have all rights and powers of a manager under the LLC Act, and shall have such authority, rights, and powers in the management of the Company to do any and all other acts and things necessary, proper, convenient, or advisable to effectuate the purposes of this Agreement.

        (b)   Election of Officers; Delegation of Authority. The Member may, from time to time, designate one or more officers with such titles as may be designated by the Member to act in the name of the Company with such authority as may be delegated to such officers by the Member (each such designated person, an "Officer"). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Member, resigns, becomes incapacitated, or dies; the Member may remove an Officer at any time and can, but need not, fill an officer role which becomes vacant. Any action taken by an Officer pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company. Persons dealing with the Company are entitled to rely conclusively on the power and authority of any officer set forth in this Agreement and any instrument designating such officer and the authority delegated to him or her. The initial officers of the Company are set forth on Exhibit A. The Member may amend Exhibit A to reflect the appointment, removal, or replacement of a Member without such act constituting an amendment to this Agreement.

6.   Liability of Member; Indemnification; Advancement.

        (a)   Liability of Member. Except as otherwise required in the LLC Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely as a result of his, her, or its membership or participating in the management of the Company.

        (b)   Mandatory Indemnification. To the fullest extent permitted under the LLC Act, the Member (and, if applicable, the Liquidator) shall be entitled to indemnification and advancement of expenses from the Company for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "Covered Losses") whatsoever incurred by the Member relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence or gross negligence) performed or omitted by the Member on behalf of the Company (collectively, "Covered Actions"); provided, however, that any indemnity under this Section 6(b) shall be provided out of and to the extent of Company assets only, and the Member shall not have any personal liability on account thereof.

(c)   Indemnification of Officers. The Member may, but need not, indemnify Officers for Covered Losses resulting from their authorized Covered Actions taken within the scope of their delegated authority as Officers of the Company.

(d)   Advancement. The Company shall advance the Member amounts attributable to Covered Losses upon presentation of reasonable documentation of such amounts. Indemnification amounts will be advanced to an Officer, if indemnified pursuant to sub-section (c) above, in the Member's discretion.

7.   Term. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with Section 11.

8.   Initial Capital Contributions. The Member hereby agrees to contribute to the Company such cash, property, or services as determined by the Member. Any capital contribution made by the Member is set forth on Exhibit A. The Member may, but need not, make additional capital contributions to the Company.

9.   Tax Status; Income and Deductions.

(a)   Tax Status. As long as the Company has only one (1) member, it is the intention of the Company and the Member that the Company be treated as a disregarded entity for federal and all relevant state tax purposes. All provisions of this Agreement are to be construed so as to preserve the Company's tax status as a corporation. Notwithstanding the foregoing, the Member has the authority to change the tax status of the Company if it deems such change advisable, and to amend this Agreement to reflect any such change.

(b)   Income and Deductions. All items of income, gain, loss, deduction, and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and all relevant state income tax purposes as items of income, gain, loss, deduction, and credit of the corporation.

10.   Distributions. Distributions shall be made to the Member at the times and in the amounts determined by the Member.

11.   Dissolution; Liquidation.

(a)   The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Member; or (ii) any other event or circumstance giving rise to the dissolution of the Company under Section 18-801 of the LLC Act, unless the Company's existence is continued pursuant to the LLC Act. The Member, in lieu of winding up and canceling the Company him, her, or itself, may appoint a liquidator to do so (a "Liquidator"). For purposes hereof, the Liquidator shall have the ability to exercise the power of the Member solely with respect to the winding up and cancellation of the Company; provided, however, that the Member shall retain his, her, or its powers hereunder.

(b)   If a Liquidator is selected, the Member may provide for the compensation of such Liquidator as the Member determines, in his, her, or its discretion.

(c)   Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member (or Liquidator) shall promptly liquidate the business of the Company.

(d)   In the event of dissolution, the Company shall wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); (ii) second, to be held as reasonable cash reserves for known, potential, or contingent liabilities in such amount as the Member (or Liquidator) deems appropriate, in his, her, or its discretion, and (iii) thereafter, to the Member.

(e)   Upon the completion of the winding up of the Company, the Member (or Liquidator) shall file a Certificate of Cancellation in accordance with the LLC Act.

(f)   Any Reserves shall be distributed to cover liabilities as determined by the Member (or Liquidator), and such remaining reserves shall be distributed to the Member at such time as the Member (or Liquidator) deems appropriate, in its reasonable, good faith discussion.

12.   <u>Miscellaneous</u>.

(a)   <u>Amendments</u>. For so long as the Member is the sole member of the Company, the Member can amend this Agreement unilaterally at any time.

(b)   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction).

(c)   <u>Severability</u>. In the event that any provision of this Agreement shall be declared to be invalid, illegal, or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality, and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Agreement to be effective as of the date first above written.

MEMBER:

_____

Print Name: _____Brian Shields_____

COMPANY: Race Car Monks Movie

[COMPANY NAME], a Florida limited liability company

By: _____

Print Name: _____Brian Shields_____,
(Sole member)

EXHIBIT A

MEMBER INFORMATION:

Name	Contact Information	Membership Percentage
Brian Shields	Address: 11684 Olde Mandarin Rd. Jacksonville, FL 32223 brian@lumen.tv Email Address:	100%

INITIAL OFFICERS:

Name	Office Held
Brian Shields	President